UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **January 28, 2004**

PINNACLE AIRLINES CORP.
(Exact Name of Registrant as Specified in Charter)

Commission File Number 001-31898

Delaware	**03-0376558**
(State or other jurisdiction	(I. R. S. Employer
of incorporation or organization**)**	Identification No.)

1689 Nonconnah Blvd, Suite 111 Memphis, TN	**38132**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code
(901) 348-41000

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits.

   (c)   Exhibits:

Exhibit Number	Description
99.1	Press release issued by Pinnacle Airlines Corp., dated January 28, 2004

Item 12. Results of Operations and Financial Condition.

On January 28, 2004, Pinnacle Airlines Corp. issued a press release announcing, among other things, its quarterly earnings results for its fourth quarter and full fiscal year ended December 31, 2003. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


PINNACLE AIRLINES CORP.
(Registrant)

By: _____
Curtis E. Sawyer,
Vice President and Chief Financial Officer


January 28, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press release issued by Pinnacle Airlines Corp., dated January 28, 2004

Pinnacle Airlines Reports 2003 Earnings of $35.1 million.

MEMPHIS, TENN. January 28, 2004—Pinnacle Airlines, Corp. (NASDAQ: PNCL) today reported annual net income of $35.1 million, or $1.60 per share. Net income increased by $4.3 million, or 13.9%, over 2002 net income of $30.8 million, or $1.41 per share.

Annual operating revenue in 2003 reached $456.8 million, up 37.8% from the prior year, yielding operating income of $64.2 million, which increased by $16.5 million, or 34.7%, over 2002 operating income of $47.7 million.

"In 2003 Pinnacle delivered excellent results in every category, " said Philip Trenary, President and CEO. "Our airline expanded rapidly last year. Through the outstanding efforts of our People and our management team, our airline continued to deliver superior operational performance levels and outstanding service to our Customers. Our financial performance was in-line with our expectations, and despite the many challenges in the airline industry, our company continues to perform well."

Pinnacle, which provides regional jet capacity to Northwest Airlines ("Northwest"), successfully completed an Initial Public Offering of its stock in November 2003. At the time of the offering, Pinnacle and Northwest agreed to amend their operating agreement to, among other things, extend the term of the agreement through December 2017 and reduce the target operating margin from 14% to 10% effective December 1, 2003. Northwest also made a capital contribution of $50.0 million to Pinnacle at the time of the offering, which was used to reduce long-term borrowings.

2003 Full Year Operating Results

Annual operating revenue of $456.8 million increased $125.2 million, or 37.8%, over 2002 operating revenue of $331.6 million.

In 2003, Pinnacle completed 210,646 block hours, an increase of 59,248, or 39.1%, and 146,898 cycles, an increase of 41,158, or 38.9%. The term "block hours" refers to the elapsed time between an aircraft leaving a gate and arriving at a gate, and the term "cycles" refers to an aircraft's departure and corresponding arrival.

Net income increased by $4.3 million, or 13.9%, to $35.1 million compared to $30.8 million for 2002. Interest expense increased by $7.2 million during 2003 and interest income decreased by $2.6 million. The changes in interest expense and interest income were due primarily to increased borrowings from Northwest.

2003 Fourth Quarter Operating Results

Operating revenue increased 33.4% to $127.1 million, from $95.3 million in the same period of the prior year.

Completed block hours increased 21,786, or 54.6%, to 61,709 and completed cycles increased 13,367, or 47.0%, to 41,783.

Operating income increased $1.0 million, or 6.0%, to $17.6 million from $16.6 million in the fourth quarter of 2002. The operating agreement with Northwest provided a target operating margin of 14% for October and November of the 2003 fourth quarter, which, following the initial public offering, was lowered to 10%, effective December 1, 2003. This change lowered fourth quarter operating income by $2.0 million.

Fourth quarter net income of $9.8 million was $0.9 million lower than the same period in 2002. In 2003, interest expense increased $1.7 million and interest income decreased $0.8 million as compared to the same period in 2002.

Pinnacle added 25 jets to its fleet in 2003, bringing its total to 76 Canadair Regional Jets ("CRJ"). Of this 25, six CRJs entered the fleet in the fourth quarter. Pinnacle's fleet growth continues, with 14 CRJs scheduled for delivery in the first quarter of 2004. Northwest Airlines has committed to providing Pinnacle with 129 CRJs by the end of 2005.

Capital expenditures for the year ended 2003 were $10.9 million and cash flow from operations increased $50.0 million. Pinnacle made a $14.8 million payment in the fourth quarter to reduce borrowings on its line of credit. Pinnacle had $31.5 million in cash and cash equivalents on December 31, 2003, which is an increase of $26.9 million over 2002.

For more information regarding changes that occurred in 2003, primarily with regard to balances between Pinnacle and Northwest, please refer to Pinnacle's 2002 Consolidated Financial Statements and Notes, which are included in the registration statement filed at the time of the offering.

Pinnacle Airlines, Inc., operates under the name Northwest Airlink and provides service to destinations in the United States and Canada. Pinnacle operates an all-jet fleet of Canadair 44 and 50-seat Regional Jets from Northwest hubs at Detroit, Memphis and Minneapolis - St. Paul. Pinnacle Airlines maintains its headquarters in Memphis, Tenn., and employs more than 2,400 People.

For further information, please visit our web-site at www.nwairlink.com.

# # #

Pinnacle Airlines Corp.
Condensed Consolidated Statements of Income
(unaudited, in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	**2002**	**2003**	**2002**
Operating revenues:				
Passenger	$ 125,959	$ 93,060	$ 450,611	$ 325,386
Other	1,136	2,228	6,159	6,182
Total operating revenues	127,095	95,288	456,770	331,568
Operating expenses:				
Salaries, wages and benefits	21,355	18,319	83,316	69,085
Aircraft fuel and taxes	16,143	9,828	55,007	33,932
Aircraft maintenance, materials and repairs	4,190	2,191	14,116	13,276
Depreciation and amortization	680	1,065	2,912	6,141
Other rentals and landing fees	7,836	6,412	29,255	22,819
Aircraft rentals	38,286	26,018	136,273	87,016
Government reimbursements	-	-	(1,114)	-
Other	21,043	14,871	72,836	51,644
Total operating expenses	109,533	78,704	392,601	283,913
Operating income	17,562	16,584	64,169	47,655
Nonoperating (expense) income				
Interest (expense) income, net	(1,713)	788	(7,157)	2,593
Miscellaneous income	173	21	387	80
Total nonoperating (expense) income	(1,540)	809	(6,770)	2,673
Income before income taxes	16,022	17,393	57,399	50,328
Income tax expense	6,216	6,698	22,332	19,543
Net income	$ 9,806	$ 10,695	$ 35,067	$ 30,785
Basic and diluted net income per share	$ 0.45	$ 0.49	$ 1.60	$ 1.41
Shares used in computing net income per share	21,892	21,892	21,892	21,892

Pinnacle Airlines Corp.
Condensed Consolidated Balance Sheets
(unaudited, in thousands, except share data)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 31,523	$ 4,580
Receivables, principally traffic from Northwest	17,307	64,818
Expendable aircraft components, net of allowance for obsolescence	3,773	2,822
Prepaid expenses and other assets	6,810	14,592
Deferred income taxes	2,549	2,494
Total current assets	61,962	89,306
Property and equipment:		
Aircraft and rotable spares	32,779	24,281
Other property and equipment	14,081	12,679
Office furniture and fixtures	1,258	1,288
	48,118	38,248
Less accumulated depreciation	(13,832)	(11,617)
Net property and equipment:	34,286	26,631
Deposits with Northwest	13,300	8,925
Cost in excess of net assets acquired, net of accumulated amortization	18,422	18,422
Total assets	$ 127,970	$ 143,284
Liabilities and stockholders' equity (deficiency)		
Current liabilities		
Accounts payable	$ 9,798	$ 12,672
Accrued expenses	11,621	11,082
Line of credit	10,000	4,245
Income taxes payable to Northwest	-	26,843
Income taxes payable	5,596	816
Current portion of deferred credits	217	180
Current portion of note payable to Northwest	12,000	-
Total current Liabilities	49,232	55,838
Deferred credits	719	936
Deferred income taxes	6,400	4,459
Note payable to Northwest	120,000	-
Commitments and contingencies		
Stockholders' equity (deficiency)		
Common stock, $.01 par value:		
Authorized shares - 40,000,000		
Issued and outstanding shares - 21,892,060	219	219
Additional paid-in capital	84,973	34,973
Retained earnings (deficit)	(133,573)	46,859
Total stockholders' equity (deficiency)	(48,381)	82,051
Total liabilities and stockholders' equity (deficiency)	$ 127,970	$ 143,284

Pinnacle Airlines Corp.
Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands)

| | Twelve Months Ended December 31, | | | |
	2003		2002	
Cash provided by operating activities	$	50,082	$	(45)
Cash used in investing activities		(10,894)		(4,416)
Cash provided by (used in) financing activities		(12,245)		7,150
Net increase in cash and cash equivalents		26,943		2,689
Cash and cash equivalents at beginning of year		4,580		1,891
Cash and cash equivalents at end of year	$	31,523	$	4,580